Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

April 26, 2021

By Electronic Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 22, 2021 The Nasdaq Stock Market (the "Exchange") received from Mind Medicine (MindMed) Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Subordinate Voting Shares

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,